UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15-12B

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-38427

Piedmont Lithium Limited
(Exact name of registrant as specified in its charter)

Level 9, BGC Centre, 28 The Esplanade Perth, WA, 6000 Australia
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depository Shares each representing 100 Ordinary Shares, no par value[1]
 (Title of each class of securities covered by this Form)

None
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One

1          On May 17, 2021, Piedmont Lithium Limited (“Piedmont Australia”) completed its scheme of arrangement with Piedmont Lithium Inc. (“Piedmont Delaware”). Pursuant to the scheme of arrangement, each outstanding Piedmont Australia ordinary share was converted into the right to receive 1/100 of a share of common stock of Piedmont Delaware (the “Common Shares”) and each American Depositary Share of Piedmont Australia (representing 100 ordinary shares) (the “ADSs”) was converted into the right to receive one Common Share. The Scheme constituted a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  In connection with such succession, the Nasdaq Capital Market (“Nasdaq”) replaced its listing of ADSs with a listing of the Common Shares.  Nasdaq subsequently filed a Form 25 with respect to the ADSs.  Such Form 25 and this Form 15 relate solely to the Exchange Act reporting obligations of Piedmont Australia, and do not affect the reporting obligations of Piedmont Delaware, which is the successor to Piedmont Australia under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Piedmont Lithium Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 18, 2021	By:	/s/ Keith Phillips
Name: Keith Phillips
Title: President and Chief Executive Officer